EX-99.e
DDF annual 2017

Dividend reinvestment plan
The Fund offers an automatic dividend reinvestment program (“Plan”). Shareholders who have shares registered in their own names are automatically considered participants in the Plan, unless they elect to withdraw from the Plan. Shareholders who hold their shares through a bank, broker, or other nominee should request the bank, broker, or nominee to participate in the Plan on their behalf. This can be done as long as the bank, broker, or nominee provides a dividend reinvestment service for the Fund. If the bank, broker, or nominee does not provide this service, such shareholders must have their shares taken out of “street” or nominee name and re-registered in their own name in order to participate in the Plan.
Computershare Trust Company, N.A. (“Computershare”) will apply all cash dividends, capital gains and other distributions (collectively, “Distributions”) on the Fund’s shares of common stock which become payable to each Plan participant to the purchase of outstanding shares of the Fund’s common stock for such participant. These purchases may be made on a securities exchange or in the over-the-counter market, and may be subject to such terms of price, delivery, and related matters to which Computershare may agree. The Fund will not issue new shares in connection with the Plan.
Distributions reinvested for participants are subject to income taxes just as if they had been paid directly to the shareholder in cash. For convenient record keeping and to assist in preparing taxes, participants will receive a year-end statement showing distributions reinvested, and any brokerage commissions that Computershare is required to pay.
Shareholders holding shares of the Fund in their own names who wish to terminate their participation in the Plan may do so by providing telephonic, electronic, or written instructions to Computershare so that Computershare receives such instructions by the Distribution record date. Shareholders with shares held in an account by a bank, broker or other nominee should contact such bank, broker or other nominee to determine the procedure for withdrawal from the Plan. Shareholders owning shares of more than one Fund must specify the Fund [or Funds] to which their termination request pertains.
If instructions are not received by Computershare by the record date for a particular Distribution, that Distribution may be reinvested at the sole discretion of Computershare. After a shareholder’s instructions to terminate participation in the Plan become effective, Distributions will be paid to the shareholder in cash. Upon termination, a shareholder may elect to receive either stock or cash for all the full shares in the account. If cash is elected, Computershare will sell such shares at the weighted average sale price obtained by Computershare’s broker for all shares sold in such batch on the applicable trade date or dates and then send the net proceeds to the shareholder, after deducting any applicable transaction fees, per share fees and related expenses, if any. Any fractional shares at the time of termination will be paid in cash at the current market price, less any applicable transaction fees, per share fees and related expenses, if any. Shareholders may at any time request a full or partial withdrawal of shares from the Plan, without terminating participation in the Plan, by contacting Computershare or their bank or broker as appropriate. Shareholders may elect to receive such withdrawals in stock or in cash as described above.
When shares outside of the Plan are liquidated, Distributions on shares held under the Plan will continue to be reinvested unless Computershare is notified of the shareholder’s withdrawal from the Plan.
An investor holding shares that participate in the Plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the Plan. Please contact your broker/dealer for additional details.
Computershare will charge participants their proportional share of brokerage commissions on market purchases. Participants may obtain a certificate or certificates for all or part of the full shares credited

DDF annual 2017

to their accounts at any time by making a request in writing to Computershare. A fee may be charged to the participant for each certificate issuance.
If you have any questions and shares are registered in your name, contact Computershare at 866 437-0252 or P.O. Box 50500, Louisville, KY 40233-5000. If you have any questions and shares are registered in “street” name, contact the broker/dealer holding the shares or your financial advisor.
Effective Aug. 1, 2008, the Dividend Reinvestment Plan may be amended by the Fund upon 20 days written notice to the Plan’s participants.